Larry A. Cerutti Direct Dial: (714) 641-3450 E-mail: lcerutti@rutan.com
May 11, 2012

VIA VIA FEDEX AND
EDGAR CORRESPONDENCE

Ms. Pamela Long Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628

Re:	Pacific Ethanol, Inc. Registration Statement on Form S-3 Filed April 13, 2012 File No. 333-180731

Dear Ms. Long:

This letter responds to the comments of your letter dated May 7, 2012 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

We have reproduced below in bold font each of your comments set forth in your letter of May 7, 2012, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter of May 7, 2012.

Exhibit Index

1. We note that you have listed the Statement of Eligibility of Trustee for both the Senior Debt Indenture and the Subordinated Debt Indenture as Exhibits 25.1 and 25.2. To the extent that you are relying on Section 305(b)(2) of the Trust Indenture Act of 1939 and intend to file Form T-1 under electronic form type “305B2,” please confirm this fact and include in the filing related footnote disclosure. Please note that you may not file the Form T-1 in a post effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For further guidance, please see Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.

Ms. Pamela Long

May 11, 2012

The Company intends to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 in filing its Forms T-1 under electronic form type “305B2.” The Company has added footnote number “#” to Exhibits 25.1 and 25.2 on page II-2 of the Registration Statement stating that in each case the Form T-1 will be incorporated by reference from a subsequent filing in accordance with Section 305(b)(2) of the Trust Indenture Act of 1939.

Exhibit 5.1

2. We note that counsel’s opinion contains assumptions regarding the future issuances of the securities being registered. Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all such assumptions.

This will confirm that the Company will file with the Securities and Exchange Commission an unqualified opinion of counsel each time a takedown occurs that omits all such assumptions regarding the future issuances of the securities being registered.

3. We note that counsel has included a list of qualifications in the second and third paragraphs on page five and the first paragraph on page six of the opinion. While certain assumptions and qualifications are appropriate, qualifications that are either overly broad or whose purpose is unclear are generally impermissible. Please have counsel revise its opinion to remove all assumptions or qualifications that are inconsistent with the staff’s views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011). To the extent counsel wishes to retain any of the qualifications listed on pages five and six, please have counsel provide us with its analysis as to why such qualifications are necessary for the opinions rendered.

The Company’s counsel has revised its opinion to remove all assumptions or qualifications that are inconsistent with the staff’s views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011). A copy of the revised opinion is included as Exhibit 5.1 of the Registration Statement.

4. We note counsel’s statement on page six that with respect to its opinions relating to the enforceability of the Documents, counsel has assumed that the laws of the State of New York are identical in all relevant respects to the laws of the State of California. Because the agreements or instruments pursuant to which the Debt Securities, Warrants, and Units are to be issued will be governed the laws of the State of New York, counsel may not limit its opinion with respect to such laws. Please have counsel revise its opinion to provide an opinion on the laws of the State of New York.

Ms. Pamela Long

May 11, 2012

The Company’s counsel has revised its opinion to provide an opinion on the laws of the State of New York. A copy of the revised opinion is included as Exhibit 5.1 of the Registration Statement.

We trust that the foregoing is responsive to your comments in your letter of comments dated May 7, 2012. If you have any questions, please call me at (714) 641-3450 or my partner John Bradley, Esq. at (714) 662-4659.

Sincerely yours, RUTAN & TUCKER, LLP /s/ Larry A. Cerutti Larry A. Cerutti

Enclosures

cc:	Ms. Erin Jaskot, Esq. (w/enc.) Mr. Neil M. Koehler Mr. Bryon T. McGregor Christopher W. Wright, Esq. John T. Bradley, Esq.